

December 28, 2023

Bill Nurthen
Chief Financial Officer
Research Solutions, Inc.
c/o Paracorp Incorporated
318 N. Carson St., #208
Carson City, NV 89701

   Re: Research Solutions, Inc.
     Registration Statement on Form S-3
     Filed December 22, 2023
     File No. 333-276240

Dear Bill Nurthen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rucha Pandit at 202-551-6022 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Louis Wharton